M-Wise, Inc

                                                                February 5, 2007

By Facsimile Transmission (202) 772-9210

Unites States
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Attn: William Bennett

      Re:   M-Wise Inc.
            Registration Statement on Form SB-2
            Filed January 3, 2007
            File No. 333-139781

Dear Mr. Bennett

            M-Wise, Inc (the "Company") hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m., Wednesday, February 7, 2007 or as soon thereafter as practicable.

            In connection with our request, we acknowledge the following:

                  o Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

                  o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

                  o The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

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United States Securities and Exchange Commission
February 5, 2007
Page 2


            Thank you in advance for your attention to this matter.

                                              Very truly yours,

                                              M-Wise, Inc


                                              By: /s/ Gabriel Kabazo
                                                  ------------------------------
                                                  Name:  Gabriel Kabazo
                                                  Title: Chief Financial Officer